Rec'd 3/1/07

SECURITIES .
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SEC FILE NUMBER
8-66958

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/17/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2880
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna A. Toth (212) 583-5747
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York, (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Park Hill Group LLC

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Group LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2007

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 17,143,122
Security deposits	91,800
Accounts receivable	11,523,940
Interest receivable	315,486
Due from affiliates	1,843,445
Property and equipment, net of accumulated depreciation of $130,970	576,005
Investment in affiliates	280,644
Other assets	165,923
TOTAL ASSETS	$ 31,940,365

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 820,616
Due to affiliates	4,173,241
Total liabilities	4,993,857
MEMBERS' EQUITY	26,946,508
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 31,940,365

See notes to statement of financial condition.

PARK HILL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and NASD.

Effective June 1, 2006, the Company became a single member limited liability company wholly owned by PHG Holdings LLC. PHG Holdings LLC has outstanding Class A and Class B interests. The Class A interests are held by various individuals (collectively, the "Class A Members") and all of the outstanding Class B interests are held by Park Hill Group Holdings LLC (the "Class B Member"), a subsidiary of The Blackstone Group ("Blackstone"). Prior to June 1, 2006, the Class A and Class B Members held a direct interest in the Company.

The Company is a placement agency raising capital primarily from institutional investors for interests in private equity limited partnerships and hedge funds (collectively, the "Funds") that are not publicly traded. The Company earns a fee based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients may include a fee retainer and typically a schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments—The carrying value of financial instruments, including cash and cash equivalents, security deposits, accounts receivable, interest receivable, due from affiliates, other assets, accounts payable and accrued expenses, and due to affiliates, approximates their fair value because of the short-term nature of these instruments.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and money market investments which are primarily held at one major U.S. financial institution.

Property and Equipment—Property and equipment consist of computer equipment and software, furniture, fixtures and leasehold improvements which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the relevant computer equipment and software, furniture, and fixtures generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease.

Revenue Recognition—Placement fees are typically recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company may receive non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt, and are included in placement fees on the statement of income. All other income and expenses are recognized when earned and incurred, respectively.

The Company earns interest on all outstanding placement fees receivable. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2006 is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2006, $913,647 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts—The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. As of December 31, 2006, the Company determined that an allowance for doubtful accounts is not required.

Income Taxes—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHG Holdings LLC, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHG Holdings LLC may be liable for income taxes in certain states and/or local jurisdictions.

Accounting Developments—In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of FIN 48 will have a material impact, if any, on the statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective fiscal years after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact, if any, on the statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Statement also allows an entity to early adopt the Statement provided that the entity also

adopts the requirements of SFAS No. 157. The Company does not believe the adoption of SFAS No. 159 will have a material impact, if any, on its statement of financial condition.

3. RELATED PARTY TRANSACTIONS

Due from Affiliates—Pursuant to an administrative services and expense agreement between the Company and Park Hill Real Estate Group LLC ("PHREG"), an affiliate of the Class B Member, the Company is reimbursed for any direct and indirect expenses incurred on PHREG's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. Of the total expenses incurred on behalf of PHREG for the period November 17, 2005, through December 31, 2006, $895,016 were outstanding as of December 31, 2006. The full balance was repaid to the Company during February, 2007.

Additionally, the Company funded various obligations on behalf of the Class A Members and certain employees including personal investments in various Blackstone private equity, mezzanine and real estate investments. As of December 31, 2006, the total balance due from Class A Members and certain employees was $948,429.

Investment in Affiliates—The Company holds a special non-voting interest in certain entities comprising Blackstone as well as carried interest and mandatory side by side interest in the private equity, real estate and mezzanine funds managed by Blackstone. Due to the speculative nature of these investments and the absence of a readily available market value, all investments are valued at cost unless an event establishes a value other than cost.

Due to Affiliates—Pursuant to an administrative services and expense agreement between the Company and Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of Blackstone, the Company must reimburse BASP for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. Of the total expenses incurred for the period November 17, 2005 through December 31, 2006, $987,204 were outstanding as of December 31, 2006.

The Company has also entered into a service agreement with The Blackstone Group International Limited ("BGIL"), a UK affiliate of Blackstone. BGIL provides marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority ("FSA"). The fee for such services is cost plus 10%. As of December 31, 2006 the total amount due BGIL is $2,811,037

Additionally, the Company has accrued the fourth quarter 2006 estimated Unincorporated Business Tax payment of $375,000. This amount is recorded on the accompanying statement of financial condition as the payment will be made by PHG Holdings LLC (See Note 2).

Placement Fees—During the period from November 17, 2005 through December 31, 2006 the Company earned placement fee revenue from Blackstone Capital Partners V L.P. ("BCP V") and Blackstone Mezzanine Partners II L.P. ("BMEZZ II"). As of December 31, 2006, the remaining balance due from BCP V and BMEZZ II is zero and $1,075,000, respectively, which is included in accounts receivable on the statement of financial condition.

Assignment Fee—On December 31, 2005, The Blackstone Group, L.P,, an affiliate of the Class B Member, assigned to the Company, for a total fee of $1,017,707, all rights and obligations related to specified fund-raising mandates. The assignment was recorded as a contribution to members' equity.

Included in the assignment were fixed assets of $83,093, reimbursable expenses due from clients of $151,075 and amounts due from affiliate of $246,087.

4. PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 – 5 years	$ 469,341
Furniture and fixtures	5 years	182,708
Leasehold improvements	Life of the lease	54,926
		706,975
Less accumulated depreciation		(130,970)
		$ 576,005

5. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through May 2013.

As of December 31, 2006, future minimum lease payments required under these non-cancelable operating leases are as follows:

2007	$ 149,889
2008	154,224
2009	158,559
2010	162,894
2011	157,528
Thereafter through 2013	77,961
	$ 861,055

Included in security deposits on the accompanying statement of financial condition are security deposits of $91,800 for the office leases. The amounts above exclude variable operating escalation payments which are paid when invoiced.

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2006.

6. CONCENTRATIONS OF CREDIT RISK

The Company is subject to concentrations of credit risk with respect to its accounts receivable. The Company had one client account for approximately 64% of its accounts receivable, excluding reimbursable expenses, at December 31, 2006.

7. MEMBERS' EQUITY

As of November 16, 2005 the Company had a total members' equity balance of $3,620,829. The balance included capital contributions of $650,000 and $7,386,513 made by the Class A and Class B Members, respectively. Pursuant to the Company's limited liability company agreement, the Class A and Class B Members are required to contribute equity of $650,000 and $350,000, respectively. The excess capital contributions made by the Class B Member were to fund operations from inception through November 16, 2005. Additionally, $4,415,684 of expenses incurred prior to November 17, 2005 is reflected in the members' equity balance as of November 16, 2005.

On December 31, 2005, the Class B Member contributed an additional $1,307,103 of capital which includes an assignment fee of $1,017,707 and additional operating liabilities of $289,396 incurred by the Company that was assumed by the Class B Member.

During the period from November 17, 2005 through December 31, 2006, the Company distributed members' equity of $12,093,055.

During the six months subsequent to December 31, 2006, the Company will make scheduled distributions for member draws, tax advances and distribution of income.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2006, the Company had net capital of $12,147,565, which was in excess of its statutory requirements by $11,814,641, and its ratio of aggregate indebtedness to net capital was 0.41 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2007

Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Park Hill Group LLC (the "Company") as of December 31, 2006 and for the period November 17, 2005 (Commencement of Operations) to December 31, 2006 (on which we issued our report dated February 23, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END